                                                                    EXHIBIT 99.7




               [LETTERHEAD OF FIDELITY NATIONAL FINANCIAL, INC.]




                               February 14, 1996



Mr. Burt Sugarman
Chairman and Chief Executive Officer
Giant Group, Ltd.
150 El Camino Drive, Suite 303
Beverly Hills, California 90212

Dear Mr. Sugarman:

           As you know, Fidelity National Financial has become one of Giant Group's largest stockholders. As such, we are very troubled by several recent actions orchestrated to entrench management's power at the expense of diluting stockholders' equity. These actions reflect a pattern of self-dealing not in the best interests of Giant and its stockholders.

           Consider the following:

     o Most troubling is Giant's proposed offer to exchange a new series of $9.00 liquidation preference, participating, non-voting preferred stock for common stock of Rally's Hamburgers. By offering preferred stock rather than common stock, you will maintain your voting percentage while giving the preferred stockholders a "double dip" -- both a $9.00 preference (more than the current price of the common stock) and then an equal sharing with the common stock -- with respect to the equity of Giant upon liquidation. What possible benefit can there be to Giant stockholders in structuring the exchange offer so as to make a future sale of assets, merger or other business combination or liquidation economically unattractive?

           The proposed exchange ratio represents a 39% premium over the trading price of Rally's common stock immediately prior to the announcement of the exchange offer. Given the yearly operating losses Rally's has





                               Page 9 of 14 Pages

Mr. Burt Sugarman
February 14, 1996
Page 2


           been incurring beginning with the fiscal year ended January 2, 1994, such a premium is unwarranted. This premium belongs to Giant's common stockholders.

           Moreover, the premium underscores the detrimental effect on Giant of Rally's recent repurchase of $22 million face value of its debt from Giant. In effect, Giant improved Rally's financial position by consenting to the debt repurchase, and then offered a premium to Rally's stockholders at the expense of Giant stockholders.

           In light of the foregoing, it is not surprising that you have structured the exchange offer with a non-voting preferred stock in order to circumvent the requirement of your New York Stock Exchange listing agreement that Giant stockholder approval be obtained for material issuances of voting securities. Nevertheless, your stockholders deserve a say on this important matter. The significant dilution to common stockholders that will result if the exchange offer proceeds, as well as your participation on both sides of the transaction as a stockholder and director of each of Giant and Rally's, make it incumbent upon your Board -- under Delaware law and the principles underlying the NYSE's stockholder approval policy -- to seek stockholder approval prior to commencing the exchange offer.

     o Giant's repurchases of its common stock came at a time when the market price was approaching its 52-week high -- due to Fidelity's purchases. These purchases increased your voting power while reducing Giant's assets.

     o Normally, a stockholder rights plan is meant to level the playing field for all potential suitors. However, Giant's adoption of a stockholder rights plan, when viewed in conjunction with Giant's repurchase of its common stock, reveals your true purpose: to use the poison pill to impede third parties from acquiring significant blocks of Giant stock while increasing your voting power.

           None of these recent actions has or will enhance the value of Giant's stock. Rather, they only serve to consolidate your power and discourage others from pursuing legitimate transactions with Giant. As such, they serve no legitimate business purpose of Giant and represent nothing more than defensive entrenchment reactions.





                             Page 10 of 14 Pages

Mr. Burt Sugarman
February 14, 1996
Page 3


           In view of these developments, and before you take any further actions detrimental to Giant stockholders that cannot be remedied, we are compelled to make the following offer to you and the other members of Giant's Board. Fidelity is ready and willing to effect a merger in which Fidelity would acquire Giant and Giant stockholders would receive Fidelity common stock worth $12.00 per Giant share, subject to a collar to be negotiated. However, please be aware that Fidelity's offer is contingent on Giant abandoning its proposed exchange offer with Rally's.

           Our proposal represents an opportunity for Giant stockholders to realize extraordinary value for their shares. Our proposed purchase price represents nearly a 100% premium over the unaffected trading price of Giant stock in November 1995, prior to the time that Fidelity's buying program became most active. In addition, Giant's stockholders would benefit from owning a more actively traded stock and participating in the future growth of Fidelity which, unlike Giant, is truly an operating entity. For these reasons, we believe it would be mutually desirable and advantageous if you would give us the opportunity to negotiate a definitive merger agreement with you and your Board embodying the terms of our offer. We trust and expect that the Board will give our offer a fair review, keeping in mind its fiduciary duties and the best interests of Giant's other stockholders.

           The change of control provision contained in Rally's indenture with respect to its 9-7/8% Senior Notes should not pose an impediment to our proposed transaction. Since the indenture already contains an exception for your individual stock ownership in Giant, we ought to be able to negotiate a similar exception for Fidelity. Rally's noteholders, the only legitimate beneficiaries of the change of control provision, should in fact welcome an acquisition of Giant by Fidelity.

           Our strong preference is to complete a friendly, negotiated transaction. However, if our discussions with your Board do not prove fruitful, we reserve the right to take our case directly to Giant stockholders. This might include soliciting proxies in connection with Giant's 1996 annual meeting of stockholders to take control of the Board with individuals committed to facilitating our proposed transaction. If such a transaction could not thereafter be completed due to the opposition of Rally's noteholders, or otherwise, our nominees would consider seeking a liquidation of Giant, which is another reason for not acting on the exchange offer with Rally's until Giant's stockholders can fully express their informed opinions at a meeting to review the transaction or at the 1996 annual meeting of stockholders.





                              Page 11 of 14 Pages

Mr. Burt Sugarman
February 14, 1996
Page 4


           You should be aware that we are obligated under the federal securities laws to file this letter as an exhibit to an amendment to our
Schedule 13D. Accordingly, this letter will become public shortly. However, please be assured that all aspects of our proposal are open for negotiation. We are prepared to negotiate in good faith and to conclude a transaction that we believe will be enthusiastically supported by Giant's Board, stockholders, management, employees and other constituencies.

           Since this matter is of the utmost importance, we must ask that you respond to our proposal no later than the close of business on Wednesday, February 21, 1996, at which time our offer will expire.

           I look forward to hearing from you.



                                               Very truly yours,


                                               /s/  WILLIAM P. FOLEY, II
                                               ------------------------------
                                                    William P. Foley, II
                                                    Chairman and
                                                    Chief Executive Officer


cc:  Terry Christensen
     David Gotterer
     Robert Wynn





                             Page 12 of 14 Pages